June 2, 2015

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: M. Hughes Bates

Re:	AmeriCredit Automobile Receivables Trust 2012-1
AmeriCredit Automobile Receivables Trust 2012-2
AmeriCredit Automobile Receivables Trust 2012-3
AmeriCredit Automobile Receivables Trust 2012-4
AmeriCredit Automobile Receivables Trust 2013-5
AmeriCredit Automobile Receivables Trust 2014-2
Forms 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File Nos. 333-170231-05, -06, -07, -08, -14 and -16

Ladies and Gentlemen:

On behalf of AmeriCredit Automobile Receivables Trust 2012-1, AmeriCredit Automobile Receivables Trust 2012-2, AmeriCredit Automobile Receivables Trust 2012-3, AmeriCredit Automobile Receivables Trust 2012-4, AmeriCredit Automobile Receivables Trust 2013-5 and AmeriCredit Automobile Receivables Trust 2014-2 (each a “Subject Issuing Entity” and, together, the “Subject Issuing Entities”) and AFS SenSub Corp. (the “Registrant”) and in response to the letter, dated May 15, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Chris A. Choate, we submit the following responses to the comments set forth in the Comment Letter. In the paragraphs below we set forth the Staff’s comment in italicized text followed by the Registrant’s and the Subject Issuing Entities’ response. Unless otherwise noted, the use of “we,” “us” and similar terms refer jointly to the Registrant and the Subject Issuing Entities.

Additionally, we note that (i) the Registrant and each Subject Issuing Entity are responsible for the adequacy and accuracy of the disclosure in the related Form 10-K; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Forms 10-K; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Forms 10-K. The Form 10-K must be signed either on behalf of the depositor by the senior officer in charge of securitization of the depositor or on behalf the issuing entity by the senior officer in charge of the servicing function of the servicer. It appears that in each of your Forms 10-K reference above, the senior officer in charge of securitization of the depositor has signed on behalf of the issuing entity, which is not permissible. See General Instruction J to Form 10-K. We note that you have previously represented to SEC staff that you recently modified the Form 10-K filings so that they are signed by the registrant in its capacity as depositor. See response letter dated May 5, 2014 from AFS Sensub Corp. in response to SEC staff comment letter dated April 21, 2014. Please tell us which entity you intended to have sign the Forms 10-K and amend your filings as necessary. Please also confirm that in all future filings for which you are the depositor, the Forms 10-K will be correctly signed by the appropriate officer and entity.

We agree that the Forms 10-K referenced above are erroneously signed by the senior officer in charge of securitization of the depositor on behalf of the issuing entity. We will file an amended Form 10-K for each Subject Issuing Entity and each other affected issuing entity that is signed on behalf of the depositor by the senior officer in charge of securitization of the depositor. We confirm that in all future Form 10-K filings, the Form 10-K will be appropriately signed, either (1) on behalf of the depositor by the senior officer in charge of securitization of the depositor or (2) on behalf of the issuing entity by the senior officer in charge of the servicing function of the servicer.

2. Exhibit 31.1 to Forms 10-K. We note that the Certifications filed as Exhibit 31.1 for each of the Forms 10-K referenced above include the version of paragraph four that is to be used when the servicer signs the Form 10-K reports; however, it appears that the depositor signed each of the Form 10-K reports. Please amend your Form 10-K for each issuing entity referenced above, and as necessary, for all other issuing entities for which you filed a Form 10-K for the fiscal year ended December 31, 2014 to provide a certification that includes the correct version of paragraph four. We note that we issued a similar comment in our letter dated April 21, 2014 with respect to AmeriCredit Automobile Receivables Trusts 2012-5, 2013-1, 2013-2, and 2013-3, and you made representations to SEC staff that the incorrect paragraph was included in error and that you would amend all Forms 10-K filed for the fiscal year ended December 21, 2013 to include the depositor version of paragraph four. See response letter dated May 5, 2014 from AFS Sensub Corp. in response to SEC staff comment letter dated April 21, 2014. Please also confirm that, in future filings for these and any other transactions for which you are the depositor, the certifications you file will conform to the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K.

We agree that the incorrect version of paragraph four is included in each of the Rule 13a-14(d)/15d-14(d) Certifications (the “Certifications”) filed with the Forms 10-K described above. In the amended Forms 10-K that we will file for each Subject Issuing Entity and each other affected issuing entity, we will include as Exhibit 31.1 a revised Certification that includes the proper version of paragraph four. We confirm that in all future Form 10-K filings, the related Exhibit 31.1 will include the proper version of paragraph four, depending on which entity signs the related Form 10-K.

3. Exhibit 33.1 to Forms 10-K. In each assessment of compliance provided by AmeriCredit Financial Services, Inc. and filed as Exhibit 33.1, the servicer includes a reference to Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Please be advised that on December 9, 2014, the SEC Division of Corporation Finance revised its publicly available interpretations as Compliance and Disclosure Interpretations (“C&DIs”) and the interpretation regarding vendors engaged by servicers is now C&DI 200.06. Please confirm that in all future filings, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

2

In the amended Forms 10-K that we will file for each Subject Issuing Entity and each other affected issuing entity, we will include in Exhibit 33.1 an updated reference to this interpretation that reflects the C&DI format.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce
Chris A. Choate, Esq.
Susan B. Sheffield
John P. Keiserman, Esq.

3

EXHIBIT A

Draft Form 10-K/A Filing for AmeriCredit Automobile Receivables Trust 2012-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number of the issuing entity: 333-170231-05

AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2012-1

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-170231

AFS SENSUB CORP.

(Exact name of depositor as specified in its charter)

Commission File Number of sponsor: 001-13329

AMERICREDIT FINANCIAL SERVICES, INC.

(Exact name of sponsor as specified in its charter)

Delaware	45-6703140
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

AmeriCredit Financial Services, Inc. (as originator)
801 Cherry Street, Suite 3500
Fort Worth, TX	76102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (817) 302-7000

Securities Registered Pursuant to Section 12 (b) of the Securities Exchange Act of 1934: None

Securities Registered Pursuant to Section 12 (g) of the Securities Exchange Act of 1934: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.

Not applicable to this registrant

List hereunder the following documents if incorporated by reference and the part of the Form 10-K (e.g. Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

None.

Explanatory Note:

The Form 10-K for the issuing entity’s fiscal year ended December 31, 2014 was originally filed on March 31, 2015. This Form 10-K/A is being filed to correct an error in the Section 302 Certification and to correct an error in Management’s Assertion attached to the Form 10-K as Exhibits 31.1 and 33.1. A corrected and updated Section 302 Certification and Management’s Assertion are attached to this Form 10-K/A as Exhibits 31.1 and 33.1.

Except for the updated exhibits described above, this Form 10-K/A does not update, modify or amend any other information or any other exhibits as originally filed on the Form 10-K. Therefore, this Form 10-K/A does not reflect events occurring after the original filing date of the Form 10-K and does not update those disclosures as affected by subsequent events. Accordingly, this Form 10-K/A should be read in conjunction with the Form 10-K and with other filings made by the issuing entity with the Securities and Exchange Commission subsequent to the filing of the Form 10-K.

PART I

The following Items have been omitted in accordance with General Instruction J to Form 10-K:

ITEM 1.	BUSINESS
ITEM 1A.	RISK FACTORS
ITEM 2.	PROPERTIES
ITEM 3.	LEGAL PROCEEDINGS
ITEM 4.	MINE SAFETY DISCLOSURES

ITEM 1B.	UNRESOLVED STAFF COMMENTS

None.

PART II

The following Items have been omitted in accordance with General Instruction J to Form 10-K:

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
ITEM 6.	SELECTED FINANCIAL DATA
ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
ITEM 9A.	CONTROLS AND PROCEDURES

ITEM 9B.	OTHER INFORMATION

None.

PART III

The following Items have been omitted in accordance with General Instruction J to Form 10-K:

ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
ITEM 11.	EXECUTIVE COMPENSATION
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 15	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)	Not Applicable
(a)(2)	Not Applicable
(a)(3)	As reported under clause (b)

(b)

Exhibit Number	Description

Exhibit 4.1	Indenture, dated as of February 2, 2012, between AmeriCredit Automobile Receivables Trust 2012-1 and Wells Fargo Bank, National Association, as Trustee and Trust Collateral Agent (incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 4.2	Amended and Restated Trust Agreement, dated as of February 2, 2012, between AFS SenSub Corp., as Seller, and Wilmington Trust Company, as Owner Trustee (incorporated by reference from Exhibit 4.2 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 4.3	Sale and Servicing Agreement, dated as of February 2, 2012, among AmeriCredit Automobile Receivables Trust 2012-1, as Issuer, AmeriCredit Financial Services, Inc., as Servicer, AFS SenSub Corp., as Seller, and Wells Fargo Bank, National Association, as Backup Servicer and Trust Collateral Agent (incorporated by reference from Exhibit 4.3 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 10.1	Purchase Agreement, dated as of February 2, 2012, between AmeriCredit Financial Services, Inc., as Seller and AFS SenSub Corp., as Purchaser (incorporated by reference from Exhibit 10.1 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 10.2	Custodian Agreement, dated as of February 2, 2012, among AmeriCredit Financial Services, Inc., as Custodian, and Wells Fargo Bank, National Association, as Trust Collateral Agent (incorporated by reference from Exhibit 10.2 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 10.3	Lockbox Account Agreement, dated as of February 2, 2012, among JPMorgan Chase Bank, N.A., as Processor, AmeriCredit Financial Services, Inc., and Wells Fargo Bank, National Association, as Trustee (incorporated by reference from Exhibit 10.3 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 10.4	Lockbox Processing Agreement, dated as of February 2, 2012, among AmeriCredit Financial Services, Inc., Wells Fargo Bank, National Association, as Trustee, and TransCentra, Inc., as Processor (incorporated by reference from Exhibit 10.4 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 31.1	Rule 13a-14(a)/15d-14(a) Certification (Section 302 Certification).

Exhibit 33.1	Management’s Assertion Regarding Compliance with Applicable Servicing Criteria concerning servicing activities of AmeriCredit Financial Services, Inc. and its subsidiaries for the year ended December 31, 2014.

Exhibit 33.2	Assessment of Compliance with Applicable Servicing Criteria (Wells Fargo Bank, National Association).

Exhibit 34.1	Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP).

Exhibit 34.2	Report of Independent Registered Public Accounting Firm (KPMG LLP).

Exhibit 35.1	Servicer Compliance Statement of AmeriCredit Financial Services, Inc.

(c)	Not Applicable.

SUBSTITUTE INFORMATION INCLUDED IN ACCORDANCE WITH GENERAL INSTRUCTION J TO FORM 10-K:

ITEM 1112(b) OF REGULATION AB. (SIGNIFICANT OBLIGORS OF POOL ASSETS)

There is no single obligor that represents more than 10% of the pool assets.

ITEM 1114(b)(2) OF REGULATION AB. (CREDIT ENHANCEMENT AND OTHER SUPPORT, EXCEPT FOR CERTAIN DERIVATIVES INSTRUMENTS (FINANCIAL INFORMATION))

There is no external credit enhancement or other support provider that is liable to provide payments supporting any notes or certificates issued by the Issuing Entity.

ITEM 1115(b) OF REGULATION AB. (CERTAIN DERIVATIVE INFORMATION (FINANCIAL INFORMATION))

No entity provides any derivative instruments that are used to alter the payment characteristics of the cash flows from the Issuing Entity.

ITEM 1117 OF REGULATION AB. (LEGAL PROCEEDINGS)

General Motors Financial Company, Inc. (the “Company”), the ultimate parent of the registrant, has been served with investigative subpoenas to produce documents from state attorneys general and other governmental offices relating to its sub-prime auto finance business and securitization of subprime auto loans. In addition, the Company received a document request from the Securities and Exchange Commission in connection with its investigation into certain practices in subprime auto loan securitization. The Company is investigating these matters internally and believes the Company is cooperating with all requests. Such investigations could in the future result in the imposition of damages, fines or civil or criminal claims and/or penalties.

On November 24, 2014, a group of investors filed a civil complaint against multiple trustees in the United States District Court for the Southern District of New York, purportedly on behalf of and for the benefit of certain residential mortgage backed securities (RMBS) trusts. These filings assert claims for alleged failure by the trustees to enforce repurchase obligations of mortgage loan sellers for purported breaches of representations and warranties, to notify investors of alleged events of default purportedly caused by breaches by mortgage loan servicers and failure to abide by appropriate standards of care following alleged events of default.

ITEM 1119 OF REGULATION AB. (AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS)

AmeriCredit Financial Services Inc., the Sponsor and the servicer, is a Delaware corporation and is the originator of 100% of the automobile loan contracts. The Sponsor purchases automobile loan contracts that are originated and assigned to it by automobile dealers and, to a lesser extent, third-party lenders and also originates automobile loan contracts directly with consumers, either directly or through a wholly-owned subsidiary. The Sponsor services all automobile loan contracts that it purchases or originates on behalf of the Issuing Entity, AmeriCredit Automobile Receivables Trust 2012-1, a Delaware statutory trust.

The Sponsor sold and assigned the pool of initial automobile loan contracts to AFS SenSub Corp., the Depositor, a Nevada corporation. The Depositor then sold the pool of sub-prime automobile loan contracts to the Issuing Entity and is the sole owner of the certificate of the Issuing Entity.

General Motors Financial of Canada, Ltd., or GMF of Canada, is a wholly-owned subsidiary of the Sponsor. GMF of Canada services a portion of the automobile loan contracts in the United States on behalf of the Issuing Entity through its service center in Peterborough, Ontario. GMF of Canada utilizes the Sponsor’s standardized servicing policies and procedures and operates on the same single, unified and interconnected software platform that the Sponsor’s other servicing centers utilize. GMF of Canada is managed by the same executive officers of the Sponsor that oversee the rest of the Sponsor’s operations, including servicing through its other servicing centers. GMF of Canada is operated as a separate legal entity from the Sponsor due solely to the location of its servicing center in a foreign jurisdiction, despite being operated identically to the Sponsor’s other servicing centers and not as a stand-alone entity (other than as is required for regulatory and corporate governance purposes).

ITEM 1122 OF REGULATION AB. COMPLIANCE WITH APPLICABLE SERVICING CRITERIA.

The following documents are filed as part of this report.

Exhibit Number	Description

Exhibit 33.1	Management’s Assertion Regarding Compliance with Applicable Servicing Criteria concerning servicing activities of AmeriCredit Financial Services, Inc. and its subsidiaries for the year ended December 31, 2014.

Exhibit 33.2	Assessment of Compliance with Applicable Servicing Criteria (Wells Fargo Bank National Association).

Exhibit 34.1	Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP).

Exhibit 34.2	Report of Independent Registered Public Accounting Firm (KPMG LLP).

The Servicer has complied, in all material respects, with the Applicable Servicing Criteria.

ITEM 1123 OF REGULATION AB, SERVICER COMPLIANCE STATEMENT

The following documents are filed as part of this report.

Exhibit Number	Description

Exhibit 35.1	Servicer Compliance Statement of AmeriCredit Financial Services, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, AFS SenSub Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFS SENSUB CORP.,
as Depositor

By:	/s/ Chris A. Choate
	Name:	Chris A. Choate
	Title:	Executive Vice President and Chief Financial Officer
	Dated:	June [ ], 2015

Supplemental information to be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act.

No annual report, proxy statement, form of proxy or other proxy soliciting material has been sent to certificateholders, and the registrant does not presently contemplate sending any such materials subsequent to the filing of this report.

EXHIBIT INDEX

AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2012-1

Exhibit Number	Description

Exhibit 4.1	Indenture, dated as of February 2, 2012, between AmeriCredit Automobile Receivables Trust 2012-1 and Wells Fargo Bank, National Association, as Trustee and Trust Collateral Agent (incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 4.2	Amended and Restated Trust Agreement, dated as of February 2, 2012, between AFS SenSub Corp., as Seller, and Wilmington Trust Company, as Owner Trustee (incorporated by reference from Exhibit 4.2 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 4.3	Sale and Servicing Agreement, dated as of February 2, 2012, among AmeriCredit Automobile Receivables Trust 2012-1, as Issuer, AmeriCredit Financial Services, Inc., as Servicer, AFS SenSub Corp., as Seller, and Wells Fargo Bank, National Association, as Backup Servicer and Trust Collateral Agent (incorporated by reference from Exhibit 4.3 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 10.1	Purchase Agreement, dated as of February 2, 2012, between AmeriCredit Financial Services, Inc., as Seller and AFS SenSub Corp., as Purchaser (incorporated by reference from Exhibit 10.1 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 10.2	Custodian Agreement, dated as of February 2, 2012, among AmeriCredit Financial Services, Inc., as Custodian, and Wells Fargo Bank, National Association, as Trust Collateral Agent (incorporated by reference from Exhibit 10.2 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 10.3	Lockbox Account Agreement, dated as of February 2, 2012, among JPMorgan Chase Bank, N.A., as Processor, AmeriCredit Financial Services, Inc., and Wells Fargo Bank, National Association, as Trustee (incorporated by reference from Exhibit 10.3 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 10.4	Lockbox Processing Agreement, dated as of February 2, 2012, among AmeriCredit Financial Services, Inc., Wells Fargo Bank, National Association, as Trustee, and TransCentra, Inc., as Processor (incorporated by reference from Exhibit 10.4 of the Current Report on Form 8-K filed by AmeriCredit Automobile Receivables Trust 2012-1 (File No. 333-170231-05) with the SEC on February 16, 2012).

Exhibit 31.1	Rule 13a-14(a)/15d-14(a) Certification (Section 302 Certification).

Exhibit 33.1	Management’s Assertion Regarding Compliance with Applicable Servicing Criteria concerning servicing activities of AmeriCredit Financial Services, Inc. and its subsidiaries for the year ended December 31, 2014.

Exhibit 33.2	Assessment of Compliance with Applicable Servicing Criteria (Wells Fargo Bank, National Association).

Exhibit 34.1	Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP).

Exhibit 34.2	Report of Independent Registered Public Accounting Firm (KPMG LLP).

Exhibit 35.1	Servicer Compliance Statement of AmeriCredit Financial Services, Inc.

Exhibit 31.1

I, Chris A. Choate, certify that:

1.	I have reviewed this report on Form 10-K/A and all reports on Form 10-D required to be filed in respect of the period covered by this report on Form 10-K/A of AmeriCredit Automobile Receivables Trust 2012-1 (the “Exchange Act periodic reports”);

2.	Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

4.	Based on my knowledge and the servicer compliance statement required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicer has fulfilled its obligations under the servicing agreements in all material respects; and

5.	All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report. Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K/A.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: Wells Fargo Bank, National Association.

By:	/s/ Chris A. Choate
Name:	Chris A. Choate
Title:	Executive Vice President and Chief Financial Officer
Date:	June [ ], 2015

Exhibit 33.1

Management’s Assertion Regarding Compliance with Applicable Servicing Criteria

AmeriCredit Financial Services, Inc. (“AFSI”) is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the year ended December 31, 2014 (the “Reporting Period”). The transactions covered by this report include publicly issued auto loan asset-backed securities transactions issued from September 23, 2010 to December 31, 2014 for which we acted as servicer involving auto loans (the “Platform”). The individual asset-backed transactions that we have defined as constituting the Platform are included in Appendix A.

Applicable Servicing Criteria: All servicing criteria set forth in Item 1122(d) except for the following criteria: 1122(d)(1)(ii), 1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122 (d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), and 1122(d)(4)(xiii), which we have determined are not applicable to the activities we perform with respect to the Platform (the “Applicable Servicing Criteria”).

Third parties classified as vendors: With respect to servicing criteria 1122(d)(2)(i) we have engaged various vendors to serve as repositories for customer payments (i.e. a lockbox bank and a third party money wire transfer provider) as required by the servicing criteria. We have determined that none of the vendors are a “servicer” as defined in Item 1101(j) of Regulation AB, and we elect to take responsibility for assessing compliance with the portion of the servicing criteria applicable to each vendor as permitted by Interpretation 200.06 of the SEC Compliance and Disclosure Interpretations (“Interpretation 200.06”). These outsourced activities themselves are immaterial, and we do not believe that AFSI is required to provide an assessment of its compliance with those oversight procedures pursuant to Item 1122(d)(1)(ii). We have policies and procedures in place to provide reasonable assurance that each vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor. AFSI has taken responsibility for assessing compliance with the portion of the servicing criterion performed by those vendors. We are solely responsible for determining that it meets the SEC requirements to apply Interpretation 200.06 for the vendors and related criteria.

With respect to the Platform and the Reporting Period, we provide the following assessment of compliance with respect to the Applicable Servicing Criteria:

1.	We are responsible for assessing our compliance with the Applicable Servicing Criteria.

2.	We have assessed compliance with the Applicable Servicing Criteria, including servicing criteria for which compliance is determined based on Interpretation 200.06 as described above, as of and for the Reporting Period. In performing this assessment, we used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

3.	We were in material compliance with the Applicable Servicing Criteria as of and for the Reporting Period.

4.	If applicable with respect to the Platform, all data files were transferred to the back-up servicer on a timely basis.

5.	There were no external enhancements as of and for the year ended December 31, 2014 within the Platform.

6.	We have not identified and are not aware of any material instance of noncompliance by the vendors with regard to the Applicable Servicing Criteria, or performance of certain functions with regard to the Applicable Servicing Criteria, as of and for the year ended December 31, 2014, with respect to the Platform taken as a whole.

7.	We have not identified any material deficiencies in our policies and procedures to monitor the compliance by the vendors with the Applicable Servicing Criteria, as of and for the year ended December 31, 2014 with respect to the Platform taken as a whole.

Deloitte & Touche LLP, a registered public accounting firm has issued an attestation report with respect to our foregoing assessment of compliance as of and for the Reporting Period.

AmeriCredit Financial Services, Inc.

By:	/s/ Chris A Choate

Name:	Chris A Choate
Title:	Executive Vice President and Chief Financial Officer
Date:	March 19, 2015

By:	/s/ Connie Coffey

Name:	Connie Coffey
Title:	Executive Vice President, Corporate Controller and Chief Accounting Officer
Date:	March 19, 2015

By:	/s/ Ellen Billings

Name:	Ellen Billings
Title:	Senior Vice President, North America Controller
Date:	March 19, 2015

Appendix A: Asset Backed Transactions constituting the Platform

	Trustee	Securitization
1	Wells Fargo	AmeriCredit Automobile Receivables Trust 2010-3
2	Wells Fargo	AmeriCredit Automobile Receivables Trust 2010-4
3	Wells Fargo	AmeriCredit Automobile Receivables Trust 2011-1
4	Wells Fargo	AmeriCredit Automobile Receivables Trust 2011-2
5	Wells Fargo	AmeriCredit Automobile Receivables Trust 2011-3
6	Wells Fargo	AmeriCredit Automobile Receivables Trust 2011-4
7	Wells Fargo	AmeriCredit Automobile Receivables Trust 2011-5
8	Wells Fargo	AmeriCredit Automobile Receivables Trust 2012-1
9	Wells Fargo	AmeriCredit Automobile Receivables Trust 2012-2
10	Wells Fargo	AmeriCredit Automobile Receivables Trust 2012-3
11	Wells Fargo	AmeriCredit Automobile Receivables Trust 2012-4
12	BONY	AmeriCredit Automobile Receivables Trust 2012-5
13	BONY	AmeriCredit Automobile Receivables Trust 2013-1
14	Citibank	AmeriCredit Automobile Receivables Trust 2013-2
15	Citibank	AmeriCredit Automobile Receivables Trust 2013-3
16	Wells Fargo	AmeriCredit Automobile Receivables Trust 2013-4
17	BONY	AmeriCredit Automobile Receivables Trust 2013-5
18	BONY	AmeriCredit Automobile Receivables Trust 2014-1
19	Citibank	AmeriCredit Automobile Receivables Trust 2014-2
20	Citibank	AmeriCredit Automobile Receivables Trust 2014-3
21	BONY	AmeriCredit Automobile Receivables Trust 2014-4

Exhibit 33.2

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

The management (“Management”) of the Corporate Trust Services division of Wells Fargo Bank, National Association (the “Company”) is responsible for assessing the Company’s compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission. Management has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Period: As of and for the twelve months ended December 31, 2014 (the “Period”).

Platform: The platform consists of asset-backed securities (“ABS”) transactions for which the Company provides trustee (except Delaware trustee or owner trustee) and/or paying agent services and for which (i) some or all of the offered securities for such ABS transactions were publicly offered pursuant to a registration statement delivered under the Securities Act of 1933, as amended, or (ii) the offered securities for such ABS transactions were privately issued pursuant to an exemption from registration and the Company has an obligation under the transaction agreements to deliver an assessment of compliance with the applicable servicing criteria under Item 1122(d) of Regulation AB; provided however that, the platform excludes (a) any transactions for which the securities issued are mortgage-backed securities or mortgage-related asset-backed securities and (b) certain transactions for which the issuing entity has a fiscal year that ends on a date other than the end of the calendar year (the “ABS Platform”). Appendix A identifies the individual transactions defined by Management as constituting the ABS Platform for the Period.

Applicable Servicing Criteria: All servicing criteria set forth in Item 1122(d), to the extent required in the related transaction agreements, in regards to the activities performed by the Company, except for the following servicing criteria: 1122(d)(2)(iii), 1122(d)(3)(i)(B), 1122(d)(3)(i)(C), 1122(d)(3)(i)(D), 1122(d)(4)(i), 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(vi), 1122(d)(4)(vii), 1122(d)(4)(viii), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), 1122(d)(4)(xiv) and 1122(d)(4)(xv), which Management has determined are not applicable to the activities the Company performed with respect to the ABS Platform for the Period; provided however that, with respect to the ABS Platform, servicing criterion 1122(d)(3)(i)(A) is applicable only to the timeframe in which the Company distributes or makes available to investors the relevant investor reports received by the Company from the entity preparing such reports; provided further that, with respect to the ABS Platform, servicing criterion 1122(d)(3)(ii) is applicable only as it relates to remittances to investors; and provided further that, with respect to the ABS Platform, servicing criterion 1122(d)(4)(iii) is applicable only as it relates to obtaining an Officer’s Certificate from the servicer and reporting any additions, removals and substitutions to investors on the monthly distribution report (the “Applicable Servicing Criteria”).

With respect to the ABS Platform and the Period, Management provides the following assessment of the Company’s compliance with respect to the Applicable Servicing Criteria:

1. Management is responsible for assessing the Company’s compliance with the Applicable Servicing Criteria.

2. Management has assessed the Company’s compliance with the Applicable Servicing Criteria. In performing this assessment, Management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

3. With respect to applicable servicing criterion 1122(d)(1)(ii), Management has determined that there were no activities performed during the Period with respect to the ABS Platform, because there were no occurrences of events that would require the Company to perform such activities.

4. Based on such assessment for the Period, the Company has complied, in all material respects with the Applicable Servicing Criteria.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to Management’s assessment of the Company’s compliance with the Applicable Servicing Criteria for the Period.

WELLS FARGO BANK, National Association

By:	/s/ Bruce C. Wandersee
Bruce C. Wandersee

Title:	Senior Vice President

Dated:	February 25, 2015

Appendix A to the Company’s Assessment of Compliance with the Applicable Servicing Criteria

ABS Platform Transactions
ALLY104
AMCAR101
AMCAR102
AMCAR103
AMCAR104
AMCAR10A
AMCAR10B
AMCAR111
AMCAR112
AMCAR113
AMCAR114
AMCAR115
AMCAR121
AMCAR122
AMCAR123
AMCAR124
AMCAR134
AMOT104
AMOT111
AMOT113
AMOT114
AMOT121
AMOT122
AMOT123
AMOT124
AMOT125

ABS Platform Transactions
AMOT131
AMOT132
AMOT133
AMOT141
AMOT142
AMOT143
AMOT144
AMOT145
BANKONESER1
CHASE97ABOAT
CHASE97ARV
GREENTREE961
GREENTREE962
HART10B
NISSAN14B
OAKWOOD2000C
OAKWOOD2000D
SDART101
SDART102
SDART112
SDART121
SDART124
SDART133
SDART141
SDART144
SDART145

A-1

Exhibit 34.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of AmeriCredit Financial Services, Inc.

AmeriCredit Financial Services Inc.

Fort Worth, Texas

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that AmeriCredit Financial Services Inc. (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for publicly issued auto loan asset-backed securities transactions issued from September 23, 2010 to December 31, 2014 for which the Company acted as servicer involving auto loans (the “Platform”) as of and for the year ended December 31, 2014, excluding criteria 1122(d)(1)(ii), 1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122 (d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), and 1122(d)(4)(xiii), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Appendix A to management’s assertion identifies the individual asset-backed transactions defined by management as constituting the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

As described in management’s assertion, for servicing criterion item 1122(d)(2)(i), the Company has engaged a vendor to perform certain activities required by this servicing criterion. The Company has determined that this vendor is not considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by the SEC’s Compliance and Disclosure Interpretation 200.06, Vendors Engaged by Servicers (“C&DI 200.06”) (formerly SEC Manual Telephone Interpretation 17.06). As permitted by C&DI 200.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to this vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply C&DI 200.06 for the vendor and related criteria as described in its assertion, and we performed no procedures with respect to the Company’s determination of its eligibility to apply C&DI 200.06.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2014 for the Platform is fairly stated, in all material respects.

/s/ Deloitte & Touche LLP

Fort Worth, Texas

March 19, 2015

Exhibit 34.2

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined management’s assessment, included in the accompanying Assessment of Compliance with the Applicable Servicing Criteria, that the Corporate Trust Services division of Wells Fargo Bank, National Association (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for asset-backed securities (“ABS”) transactions for which the Company provides trustee (except Delaware trustee or owner trustee) and/or paying agent services and for which (i) some or all of the offered securities for such ABS transactions were publicly offered pursuant to a registration statement delivered under the Securities Act of 1933, as amended, or (ii) the offered securities for such ABS transactions were privately issued pursuant to an exemption from registration and the Company has an obligation under the transaction agreements to deliver an assessment of compliance with the applicable servicing criteria under Item 1122(d) of Regulation AB; provided however that, the platform excludes (a) any transactions for which the securities issued are mortgage-backed securities or mortgage-related asset-backed securities and (b) certain transactions for which the issuing entity has a fiscal year that ends on a date other than the end of the calendar year (the “ABS Platform”), to the extent required in the related transaction agreements, in regards to the activities performed by the Company, except for the following servicing criteria: 1122(d)(2)(iii), 1122(d)(3)(i)(B), 1122(d)(3)(i)(C), 1122(d)(3)(i)(D), 1122(d)(4)(i), 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(vi), 1122(d)(4)(vii), 1122(d)(4)(viii), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), 1122(d)(4)(xiv) and 1122(d)(4)(xv), which management has determined are not applicable to the activities the Company performed with respect to the ABS Platform as of and for the twelve months ended December 31, 2014; provided however that, with respect to the ABS Platform, servicing criterion 1122(d)(3)(i)(A) is applicable only to the timeframe in which the Company distributes or makes available to investors the relevant investor reports received by the Company from the entity preparing such reports; provided further that, with respect to the ABS Platform, servicing criterion 1122(d)(3)(ii) is applicable only as it relates to remittances to investors; and provided further that, with respect to the ABS Platform, servicing criterion 1122(d)(4)(iii) is applicable only as it relates to obtaining an Officer’s Certificate from the servicer and reporting any additions, removals and substitutions to investors on the monthly distribution report (the “Applicable Servicing Criteria”). With respect to applicable servicing criterion 1122(d)(1)(ii), management has determined that there were no activities performed during the twelve months ended December 31, 2014 with respect to the ABS Platform, because there were no occurrences of events that would require the Company to perform such activities. Appendix A to the Assessment of Compliance with the Applicable Servicing Criteria identifies the individual transactions defined by management as constituting the ABS Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assessment about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis,

evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the ABS Platform, testing selected servicing activities related to the ABS Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assessment that the Company complied with the aforementioned servicing criteria as of and for the twelve months ended December 31, 2014 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois

February 25, 2015

Exhibit 35.1

Servicer Compliance Statement of AmeriCredit Financial Services, Inc.

This Annual Statement as to Compliance is delivered to you pursuant to Section 4.10 (a) of the Sale and Servicing Agreement dated as of February 2, 2012 (the “Agreement”) and Item 1123 of Regulation AB, executed in connection with the formation of AmeriCredit Automobile Receivables Trust 2012-1 (the “Trust”), the issuance of the Notes by the Trust and the closing of the transactions and the execution and delivery of the various documents by General Motors Financial Company, Inc. (f/k/a AmeriCredit Corp.), AmeriCredit Financial Services, Inc. (the “Servicer”) and AFS SenSub Corp. in connection therewith. The capitalized terms used herein shall have the same meanings as in the Agreement.

The undersigned certifies that I am the Executive Vice President, Corporate Controller and Chief Accounting Officer of the Servicer. I further certify as follows:

1.	I have conducted, or caused to be conducted under my supervision, a review of the Servicer during the preceding period from January 1, 2014 through December 31, 2014, and its performance under the Agreement.

2.	To the best of my knowledge, following such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period, and, to the best of my knowledge, there has been no default in the fulfillment of any such obligation.

AmeriCredit Financial Services, Inc.

By:	/s/ Connie Coffey	Dated: March 30, 2015
Connie Coffey
Executive Vice President, Corporate Controller and Chief Accounting Officer